

March 15, 2011

Via Mail and Facsimile (30 210 428 4285)

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP LLC, General Partner
Capital Product Partners, LP
3 Iassonos Street
Piraeus, 18537
Greece

> **Re: Capital Product Partners, LP**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed February 4, 2011**
> **File No. 001-33373**

Dear Mr. Lazaridis:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8
If our vessels call on ports located in countries that are subject to …, page 21

1. We note the risk factor disclosure on page 21 that from time to time, vessels in your fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism. In future filings, please identify these countries.

2. In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries identified by the State Department as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements. We note from disclosure on pages 15 and 35 that two of your largest charterers are BP Shipping Limited, an affiliate of BP plc, and Overseas Shipholding Group. We note from BP plc's 2009 Form 20-F that it has business contacts with Iran, Syria and Sudan. We also note from BP's 20-F and 2010 news articles that BP may have business arrangements with sanctioned parties that are affiliated with the government of Iran. We note from Overseas Shipholding Group's 2009 Form 10-K that its vessels may call on ports in Iran. Your response should describe any services or products you have provided directly or indirectly to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba, and should also discuss the potential for reputational harm from your charter of vessels to BP Shipping Limited and Overseas Shipholding Group.

4. Please tell us whether your charter parties include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance